Building for a Brighter Tomorrow

DOMINION RESOURCES, INC.

2012 SUMMARY ANNUAL REPORT







Contents

The Virginia City Hybrid Energy Center (front, left) and the Natrium natural gas processing and fractionation plant are part of a growing fleet of facilities serving all types of energy customers.

Headquartered in Richmond, Va., Dominion (NYSE: D) is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 27,500 megawatts of electric generation, 11,000 miles of natural gas transmission, gathering and storage pipeline and 63,200 miles of electric transmission and distribution lines. The company operates one of the largest natural gas storage systems in the U.S. with 947 billion cubic feet of capacity, and serves nearly 6 million utility and retail energy customers in 15 states. For more information about Dominion, visit the company's website at www.dom.com.

*All numbers are as of Feb. 28, 2013.

Our statements about the future are subject to various risks and uncertainties. For factors that could cause actual results to differ from expected results, see Item 1A. Risk Factors, Forward-Looking Statements in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A. Quantitative and Qualitative Disclosures About Market Risk in our Annual Report on Form 10-K for the year ended Dec. 31, 2012.

Shareholders receiving this Summary Annual Report in connection with our 2013 Annual Meeting of Shareholders should read it together with our 2012 Annual Report on Form 10-K. This Summary Annual Report includes only financial and operating highlights and should not be considered a substitute for our full financial statements, inclusive of footnotes, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our 2012 Annual Report on Form 10-K. A copy of our 2012 Annual Report on Form 10-K, including the full financial statements, accompanies this Summary Annual Report and may also be obtained free of charge through our website at www.dom.com or by writing to our Corporate Secretary at P.O. Box 26532, Richmond, Virginia 23261-6532.







Since 2007, Dominion has invested billions of dollars to provide safe, reliable service for our electric and gas customers. In 2012, we took necessary steps that, we believe, will result in continued excellent service and solid returns for you, our shareholders.

The Meadow Brook to Loudoun transmission line runs through the rolling hills of Virginia. The $255 million line, which was completed in April 2011, is a critical component of the electric grid serving Dominion Virginia Power customers, particularly those in Northern Virginia.

Projects Online

Dominion's long-term growth plan remained on track in 2012, as we spent about $2.5 billion on new and upgraded infrastructure. These projects serve our electric utility customers in Virginia and North Carolina and support new natural gas drilling, gathering, processing, storage and transportation in the shale regions of West Virginia, Pennsylvania and Ohio.



Bear Garden, Central Virginia
Online in May 2011, the $619 million gas-fired facility produces baseload power for Dominion Virginia Power customers.



Meadow Brook to Loudoun, Northern Virginia
Energized in April 2011, the $255 million transmission line serves high-load centers in the metro Washington, D.C., region.



Generation Uprates, Virginia
A $762 million project to realize about 570 additional megawatts from Virginia's existing generating fleet, including at North Anna (above), was completed in May 2012.



Northeast Expansion

NATURAL GAS TRANSMISSION AND COMPRESSOR STATIONS, DOMINION TRANSMISSION

In service since November 2012, the $97 million Northeast Expansion gas transmission project delivers natural gas produced from prolific Marcellus Shale wells to a major gas supply hub in Leidy, Pa.

Significant new infrastructure investment in the region — principally because of shale plays — has transformed Leidy into a supply distribution center, with pipelines feeding markets along the Eastern seaboard. This project vastly increases volumes being transported there.



Virginia City Hybrid Energy Center

ELECTRIC GENERATION FUELED BY COAL, WASTE COAL AND BIOMASS, DOMINION VIRGINIA POWER

Located near the coalfields of Southwest Virginia, the $1.8 billion Virginia City Hybrid Energy Center began operations in July 2012. The facility, believed to be one of the nation's cleanest coal-fired stations, also burns waste coal and biomass. It is part of an efficient, environmentally sound fleet producing safe, reliable electricity for Dominion Virginia Power's 2.5 million customer accounts.



Appalachian Gateway

NATURAL GAS TRANSMISSION AND COMPRESSOR STATIONS, DOMINION TRANSMISSION

The $575 million Appalachian Gateway project, a series of gas pipelines and compressor stations in West Virginia and Pennsylvania, entered service in September 2012. The gas transmission development increases transportation capacity in the area and allows easier access to a major market hub in Southwestern Pennsylvania for Appalachian well producers. New pipelines such as these help address a gas transportation infrastructure shortage in the region.

Projects Under Construction



Mount Storm to Doubs

ELECTRIC TRANSMISSION,
DOMINION VIRGINIA POWER

The 500-kilovolt Mount Storm to Doubs transmission line helps serve as the backbone of Dominion Virginia Power's electric grid. Serving a vital economic corridor that includes the Washington, D.C., metropolitan region, the line is being rebuilt over the next few years to carry more electricity to an area that several data centers and millions of people call home. The $350 million transmission line rebuild is scheduled to be completed in 2015.



Pipeline Infrastructure Replacement

GAS DISTRIBUTION PIPELINES,
DOMINION EAST OHIO

The $2.7 billion Pipeline Infrastructure Replacement project, which began in 2008, is aimed at replacing bare steel, cast iron, wrought iron and copper pipe on about 20 percent of Dominion East Ohio's 21,000-mile pipeline system. The 25-year program will promote continued safety of the Dominion East Ohio system and help ensure reliable service for the local distribution company's 1.2 million customer accounts.

Your company intends to spend more than $10 billion from 2013 to 2017 to grow energy infrastructure in the communities we serve. We have targeted projects that contribute to the needs of our customers — whether they are homeowners in Hampton, Va., or businesses using large quantities of natural gas in Barberton, Ohio. And we have targeted projects in the regulated space — projects with stable returns on your investment.



Warren County

NATURAL GAS-FIRED ELECTRIC GENERATION, DOMINION VIRGINIA POWER

Expected to join Dominion Virginia Power's generation fleet in late 2014, Warren County is a $1.1 billion natural gas-fired power station development in the northwestern part of Virginia. The combined-cycle facility, which efficiently uses gas and exhaust-heat steam to spin turbines, is expected to generate 1,329 megawatts, or enough electricity to power more than 330,000 homes and businesses in Virginia and North Carolina.



Conversions

ELECTRIC GENERATION CONVERSION PROJECTS, DOMINION VIRGINIA POWER

The Altavista Power Station in Central Virginia (at left) is one of three small coal-fired stations that Dominion Virginia Power is converting to burn renewable biomass. The $157 million conversions are expected to have a capacity of 153 megawatts when they come online in late 2013. Another conversion is expected at Bremo, which would burn natural gas rather than coal. That coal-to-gas conversion would enter service in 2014 and cost $53 million.

UPDATE ON OUR PLAN:

Executing Our Growth Plan


2012
2013
Dominion Virginia Power
HAYES – YORKTOWN
RADNOR HEIGHTS
CANNON BRANCH – CLOVERHILL
Dominion Energy
APPALACHIAN GATEWAY
GATHERING ENHANCEMENT
NORTHEAST EXPANSION
TIOGA AREA EXPANSION
NATRIUM PHASE I
ELLISBURG TO CRAIGS
SABINSVILLE TO MORRISVILLE
Dominion Generation
GENERATION UPRATES
VIRGINIA CITY HYBRID ENERGY CENTER
BIOMASS CONVERSIONS
Bear Garden Power Station entered service in May 2011.

Building Today for Tomorrow's Needs

Dominion's multiyear, multibillion-dollar regulated growth program is helping to position your company to meet 5–6 percent earnings per share growth targets in 2013 and beyond, barring unfavorable weather and other events. New infrastructure and an increasing reliance on earnings from stable, regulated business have also allowed Dominion's Board of Directors to set a new dividend policy, directing that the company return 65 to 70 percent of its operating earnings to you, our shareholders.* To your right, please find a list of selected projects in each of our three operating business segments that we believe will contribute to both growth in operating earnings per share and the dividend payout ratio.

*All dividend declarations are subject to Board of Directors approval. See page 22 for GAAP Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP).


2014
2015
2016
2017
2018
MOUNT STORM – DOUBS
DOOMS – BREMO
CLOVERHILL – LIBERTY
SKIFFES CREEK
FENTRESS – YADKIN
DOOMS – LEXINGTON
NATRIUM TO MARKET
ALLEGHENY STORAGE PROJECT – STORAGE SERVICE
ALLEGHENY STORAGE PROJECT – TRANSPORTATION SERVICE
COVE POINT LIQUEFACTION (POTENTIAL PROJECT)
WARREN COUNTY
BRUNSWICK COUNTY
BREMO GAS CONVERSION
FUTURE COMBINED CYCLE FACILITY
NORTH ANNA 3 (POTENTIAL PROJECT)

Regulated Infrastructure Investment

Dollars in Billions
Cumulative Planned Growth
Capital Expenditures 2013–2017**

Dominion Virginia Power	$	4.5
Dominion Energy***		2.2
Dominion Generation		4.0
Total	$	10.7

** All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.

*** Excludes potential capital expenditures for the Cove Point liquefaction project.

Delivering for the Future





Thomas F. Farrell II
Chairman, President and Chief Executive Officer

Dear Investors,

America's singular focus during 2012 — as it should have been — seemed to be on the presidential election. The candidates displayed bright-line differences on, among other things, the state of the U.S. economy, the status of foreign wars, health care and jobs.

One important issue was notably absent from the debates. The candidates paid scant attention to energy policy. But voters in our service areas received an education in real time about the importance of reliable, safe power. In late June, summer storms swept through the Midwest and mid-Atlantic, resulting in massive power outages in, for instance, Virginia. Then, just days before the election, Superstorm Sandy roared into the Northeast, leaving in its path unimaginable suffering and devastation.



Norfolk, Va., lights up the night sky, courtesy of Dominion Virginia Power. The city, home to 242,000, is part of a population-rich region that boasts the world's largest naval base.

In a word, 2012 was defined by weather. Whether stormy or mild, Mother Nature had an enormous impact on your company.

In total, both sets of storms knocked out power to 14 million customers, requiring assistance from nearly 100,000 utility workers, tree-trimmers and contractors from all parts of North America.

At Dominion Virginia Power, the number of customers affected by these powerful storms topped 1.3 million. More than 11,000 line, patrol and support personnel – including more than 4,000 from out of state – mobilized and worked 24/7 to restore service to each house without lights. Dominion also understands that electric service disruptions are more than a mere inconvenience to our customers. We thank them for their steadfast patience while crews from all over repaired damaged equipment and downed lines.

After we restored power in our service area in the wake of Sandy, we sent about 1,000 Dominion Virginia Power employees and contractors – and, for the first time, Dominion East Ohio employees – to the Northeast to help bring utility services back online.

There are stories such as those of Dwight Brown, a groundman in Norfolk, Va., whose entire Dominion Virginia Power crew was treated to pizza by a Lakewood Township, N.J., resident happy to see hardworking men and women in hardhats getting the job done. And, after the violent summer storms, many Dominion customers excitedly posted on Twitter and Facebook about spotting bucket trucks from Duke Energy Carolinas, Oncor, Gulf Power, Progress Energy Florida, CenterPoint Energy and even Canada's Hydro One.

Paradoxically, storms can tear things apart, but they can also bring utility companies together. We thank our fellow workers in all these companies for standing shoulder to shoulder with us in Virginia and North Carolina. Our response could not have been so decisive and swift without their essential aid.

The Year in Review

In a word, 2012 for your company was defined by *weather*.

Whether stormy or mild, Mother Nature had an enormous impact on Dominion in 2012.

We missed on our operating earnings targets, principally because of mild weather. And the company's total shareholder return lagged that of the Dow Jones Industrial Average and the S&P 500, in part because of uncertainty in the markets regarding dividend tax policy.

But Dominion also:

- Paid a strong dividend.
- Followed through on important safety measures and goals.
- Continued progress on our long-term growth plan.
- Refined our business model to help meet future operating earnings targets, increase the 2013 dividend rate and payout ratio and achieve future return on invested capital (ROIC) goals. And
- Contributed $21.3 million to meet essential human needs and support environmental stewardship, education and community vitality in the states where we do business.

Earnings Miss; Lower Returns; Higher Dividend

In 2012, Dominion earned $3.05 per share in operating earnings, up from $2.99 per share in 2011, and below our guidance range of $3.10 to $3.35 per share.* Earnings under Generally Accepted Accounting Principles (GAAP) in 2012 were $0.53 per share, down from $2.45 per share in 2011.**

For the past few years we have told you to expect annual 5–6 percent growth in operating earnings per share beginning in 2012. We believed Dominion would grow in 2012 on rising energy demand, construction and operation of new infrastructure in our regulated businesses and continued control over operating expenses.

But our operating earnings per share growth fell short of 5–6 percent, principally because of weather. The warm winter and mild autumn and summer – in which the hottest days followed storms that disrupted electric service to more than 1 million customers, leaving them without air-conditioning – combined to decrease operating earnings by 22 cents per share, compared to operating earnings expected

* Based on non-GAAP Financial Measures. See page 22 for GAAP Reconciliations.

** The principal differences between 2012 GAAP earnings of $0.53 per share and 2011 GAAP earnings of $2.45 per share were impairment charges related to certain merchant generation plants that have been or are in the process of being retired or sold.

under normal weather conditions. Had weather conditions been normal in 2012, the company's expected operating earnings growth would have exceeded our 5–6 percent target.

Our total shareholder return (TSR) — the combination of one share of common stock's price change over a year plus its dividend payout — ended 2012 at 1.7 percent, significantly below 2011's return of 29.4 percent. Our returns trailed those of the major indices — the Dow Jones Industrial Average, at 10.2 percent, and the S&P 500, at 16.0 percent. We outperformed our designated TSR peer group in the Philadelphia Stock Exchange Utility Index (UTY), which lost 0.6 percent.

Dominion's three- and five-year returns, however, remain steadily ahead of the major indices and our peers. Over the past three years, a share of Dominion stock has returned 51.1 percent; 35.8 percent over five years. The S&P 500, which represents the broader market, returned 36.3 percent and 8.6 percent over three years and five years, respectively. The respective three- and five-year yields for our peers in the UTY were 25.3 percent and 0.4 percent.

The utility sector in 2012 generally lagged the overall market as investors feared that high-dividend-yield stocks, such as those of utilities, would be affected by unfavorable tax policy changes on Capitol Hill. As 2013 opened, Congress voted to extend the current dividend tax rate of 15 percent for individuals earning less than $400,000. For those earning more, the rate has been increased to 20 percent. A rally for high-dividend-paying stocks immediately followed the deal.

Last year Dominion returned $2.11 per share in dividends to shareholders, a 7.1 percent increase over 2011. We paid out 69 percent of operating earnings per share, above the 60–65 percent payout target range set by the board in 2010.*

Safety: Always Our Top Priority

Throughout my career I have said many times, many ways, that keeping the lights on and the gas flowing is critical to our nation's economy, electronic infrastructure and defense apparatus. But there is absolutely nothing more important than doing that job safely, thereby protecting our employees, our customers and your investments.

As we tell all employees, remaining incident-free demands more than merely attending safety briefings and wearing the right protective equipment. It is their personal commitment to ensuring safety for themselves and those around them.

Although one accident in which an employee is injured is one too many, in 2012 we continued our downward trend toward zero. The recordable incidence rate — the number of reported workplace injuries per 100 employees — dropped to 0.74, a 60 percent decline since 2006. The lost time/restricted duty incidence rate — the number of workplace injuries that resulted in lost workdays or reassignment of duties per 100 employees — fell to 0.36, a six-year, 62 percent decrease in LT/RD rates. Both are all-time company-wide lows.

Growth Plan Moves Forward

Your company's long-term growth plan remained on track in 2012, with six major projects coming online to serve our customers.

We spent about $2.5 billion in 2012 alone on new and upgraded infrastructure

* See page 22 for GAAP Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Payout Ratio (GAAP).

Building Tomorrow's Workforce

Throughout our businesses, we rely on craft, engineers, lawyers, accountants, financial analysts and myriad other individuals whose skills ensure we make the best business decisions that support the services we provide our customers.

We value diversity and want to attract, hire and retain the best employees. Part of that effort includes our innovative Troops to Energy Jobs program, which has hired 224 military veterans since 2011.














Thank You!!



for Dominion Virginia Power, Dominion Transmission and Dominion East Ohio.

In Virginia, the $1.8 billion coal- and biomass-fired Virginia City Hybrid Energy Center — which we believe to be one of the nation's cleanest coal-burning power stations — began producing electricity for Dominion Virginia Power customers. Located in Southwest Virginia, a region in which most counties have unemployment rates above 8 percent, the 600-megawatt facility has about 125 permanent employees onsite, and employed nearly 2,400 during the peak of construction. It is expected to contribute between $6 million and $7 million per year to Wise County's tax base. In addition, a major electric transmission project, Hayes to Yorktown, was energized. We invested $79 million in this electric transmission infrastructure, serving a high-load, constrained population center in the Peninsula of Virginia.

In gas-rich Appalachia, four transmission, gathering and processing projects — Appalachian Gateway, Gathering Enhancement, Northeast Expansion and Ellisburg to Craigs — entered service to help producers deliver natural gas to markets in the Northeast and mid-Atlantic. All told, they represent nearly $1 billion in investment and encompass an area that includes West Virginia, Ohio, Pennsylvania and New York. The projects include more than 800,000 dekatherms per day of firm transportation and pipeline capacity, new compression at 14 stations and additional processing — the removal of heavy hydrocarbons and natural gas liquids (NGL) from the gas stream and separation of those products into propane, butane, isobutane and natural gasoline — at the Hastings Extraction Plant and two other new plants in West Virginia.

Moreover, to stimulate growth in midstream services to natural gas producers operating in the Utica Shale in eastern Ohio and western Pennsylvania, in late December we formed a joint venture with Dallas-based Caiman Energy II, LLC, an energy company focused on midstream gas assets, particularly in the Utica region.

The $1.5 billion joint venture — Blue Racer Midstream, LLC — will use our assets and midstream expertise along with Caiman's midstream expertise and equity funding to focus on "wet" gas gathering, processing, fractionation and NGL transportation and marketing, and, perhaps, dry gas and oil gathering in the area. It should solidify and enhance our position in the Utica Shale.

We also expect Blue Racer to support our 5–6 percent earnings per share growth target and provide flexibility to spend Dominion capital on other gas-related growth projects.

Business Model Refinement: Reducing Merchant Exposure

Your company took additional steps in 2012 to prepare to meet future 5–6 percent earnings per share growth. Recognizing depressed merchant power markets and declining spreads in the Midwest and among merchant coal-fired stations nearly everywhere, Dominion decided to pursue the sale of two coal-fired stations — Kincaid in Illinois and Brayton Point in Massachusetts — and our 50 percent ownership interest in Elwood, a gas-fired facility also in Illinois. These three plants have a generating capacity of nearly 3,400 megawatts. This action follows the announced retirements and sale of two coal-fired facilities, Salem Harbor in Massachusetts and State Line in Indiana, principally because of environmental reasons.

The proposed sales of these assets advance our transition to a more regulated earnings mix — 80–90 percent regulated in 2013 and beyond. And they are the best path forward, allowing us to further reduce risk, redeploy capital to regulated businesses and lessen equity needs for 2013.

You may recall that in 2011, Dominion announced its intention to sell the Kewaunee nuclear station in Wisconsin because it no longer fit strategically with our merchant portfolio. We were unable to find a buyer for the facility and expect to begin



100,000

The number of personnel restoring power after severe summer storms and Sandy

Mutual Aid

Do unto others as you would have others do unto you. The Golden Rule. It is a lesson often taught to young children, and abiding it pays off in the long run. When a storm rolls through your service area unexpectedly, with little or no time to prepare, you remember that The Golden Rule remains alive and well.

DERECHO *n.* A widespread, long-lived, straight-line windstorm associated with a fast-moving band of severe thunderstorms.

On June 29, 2012, a band of severe storms moved east from the Midwest. It left more than 4 million without power — and took the lives of nearly two dozen.

The devastation was widespread throughout Ohio, West Virginia, Virginia and the Washington, D.C., area. Unlike a hurricane, utilities did not have time to prepare, to line up crews and supplies. No one saw it coming — until it was too late.

For Dominion Virginia Power, what followed was a week-long process that included repairs, both minor and major, at more than 25,000 locations for more than 1 million customers. And it could not have been done without the help of contract companies and fellow utilities from 18 states and Canada.

For years Dominion has sent crews to support its brethren in their restoration efforts. Most recently, workers from Dominion Virginia Power and Dominion East Ohio assisted utilities in the Northeast to restore electric and gas service after Superstorm Sandy. The Golden Rule has served us all well.

the long-term decommissioning process in May 2013.

Your company's remaining 3,650 megawatts of baseload merchant generation capacity — a nuclear station in Connecticut and two gas combined-cycles in Rhode Island and Pennsylvania — support future earnings growth targets because they are well-positioned, profitable assets.

Outlook for 2013

The continued refinement of our business model, a regulated growth plan expected to include more than a $10 billion investment from 2013 through 2017, and Blue Racer all have positioned your company to meet 5–6 percent earnings growth targets in 2013 and beyond, barring unfavorable weather and other events beyond our control. Our guidance for 2013 anticipates operating earnings in the range of $3.20 per share to $3.50 per share.*

Regarding the dividend: In December 2012, recognizing the company's shift to a more regulated earnings mix, the board adopted a new dividend policy to achieve a 65–70 percent dividend payout ratio, replacing a 2-year-old policy aimed at attaining a payout ratio of 60–65 percent. The board also increased the 2013 dividend rate by 14 cents per share, or 6.6 percent — to $2.25 per share, subject to quarterly declaration.**

In light of the proposed sales of three merchant power stations, our intention is to issue up to $300 million in common stock associated with employee savings plans, direct-stock purchase and dividend reinvestment plans and other employee and director benefit plans.

Regulated Growth Continues

Your company intends to spend about $2.2 billion in 2013 to grow infrastructure at our Virginia electric utility and throughout our regulated gas transmission and distribution businesses.

Not only does this investment support earnings growth and return of capital to shareholders through dividends. It also puts people to work in the communities where we do business, supporting local businesses and community vitality.

Among the electric generation projects slated for completion in 2013 and 2014: a $157 million conversion of three small coal units — Altavista, Hopewell and Southampton — to biomass, a $53 million conversion from coal to gas of Bremo, and a brand-new $1.1 billion gas-fired, combined-cycle facility in Warren County, Va. The new and converted facilities are expected to produce enough electricity to power nearly 430,000 homes and businesses served by Dominion Virginia Power.

We have also filed an application with the Virginia State Corporation Commission to construct a $1.3 billion gas-fired, combined-cycle facility in Brunswick County, Va. Assuming we receive all applicable approvals, the 1,358-megawatt power station would enter service in 2016.

In electric transmission, Dominion is planning to invest about $2.5 billion from 2013 to 2017 to increase capacity and improve reliability for our customers. We are developing more than 40 projects throughout our service area.

As you can see from our Virginia growth program, spurred on by Virginia's regulatory framework, that blueprint has worked as planned. But it needed to improve.

Recent studies suggest that planned growth in generating facilities at Dominion Virginia Power alone is expected to produce more than $4 billion in economic benefits for the Commonwealth of Virginia between 2010 and 2016. And consider that our rates remain nearly unchanged since 2008, and are still far below the national average. In other words, Virginia's regulations have produced stable, competitive rates while promoting energy infrastructure

* See page 22 for GAAP Reconciliation of 2013 Operating Earnings Guidance.

** All dividend declarations are subject to Board of Directors approval.

Commitment to Community

Our philanthropic mission is to improve the social, physical and economic well-being of the communities we serve. Dominion's 2012 highlights include:

- **130,000 hours** of volunteerism.
- **$21.3 million** to charitable organizations in 14 states.
- **$4.5 million** in EnergyShare funds, helping 20,682 families.
- **$425,000** to food banks in 12 states and Washington, D.C.
- **$1 million** to 34 colleges in seven states for workforce development.







development and strengthening the state's economy.

Late in 2012, we began working with the General Assembly and the Attorney General's office to make the regulatory construct even better, notably collaborating for clarity on regulatory accounting and the earnings band on authorized returns, and elimination of incentive adders for conventional coal and gas generation. These improvements became law in February 2013.

Growing in Shale Regions

At Dominion East Ohio, we expect to spend about $160 million per year over the next five years to replace bare and ineffectively coated steel transmission, storage and distribution pipelines — a total projected investment of about $2.7 billion for the 25-year program.

The Blue Racer Midstream joint venture will develop and construct new gathering and processing in the Utica region. Assets to be contributed by Dominion include some of East Ohio's wet gathering system and the new Natrium processing and fractionation plant.

Three projects under development — Tioga Area Expansion, Allegheny Storage and Sabinsville to Morrisville — support moving natural gas to market. The projects, which cost about $200 million, are anticipated to serve customers beginning in 2013 and 2014 and increase pipeline capacity by nearly 500,000 dekatherms per day in, and add 7.5 billion cubic feet of storage to, the Dominion Transmission system.

Progress on Cove Point LNG Terminal

We firmly believe that incorporating liquefaction and export capability to our Cove Point liquefied natural gas (LNG) import terminal located on the Chesapeake Bay in Lusby, Md., can be beneficial both to you, our shareholders, and to gas producers operating in the Eastern half of the U.S.

A built-in advantage: Dominion's proposal to add liquefaction at Cove Point ranks as the only non-greenfield development on the East Coast, in close proximity to gas-rich Appalachian deposits. And Cove Point already has a pier capable of accommodating super-tankers.

We are optimistic that, after a Department of Energy (DOE) study found substantial economic benefits of LNG exports for the entire nation, the DOE will move to approve our permit application to export LNG to non-free trade agreement nations such as Japan. Should we receive all necessary approvals, we aim to begin construction on the more than $3 billion facility in 2014, with the projected in-service date in 2017.

A Focus on Innovation

Innovation will play a role as Dominion moves forward to serve its customers — and even other utilities.

Early in 2012, your company announced the availability of the EDGE Grid Side Efficiency solution for utilities. The product, which enables utilities to deploy incremental grid-side energy management and voltage controls requiring no behavioral changes or purchases of equipment by end customers, is being marketed with Lockheed Martin, Elster, Landis+Gyr and Silver Spring Networks. In December 2012, the Central Lincoln Utility People's District, a leading Oregon utility, signed an agreement to use this voltage management software.

Along with efficiency, development of alternative energy to reduce the amount of emissions per megawatt-hour of electricity produced — known as emissions intensity — is a priority. In December 2012, the company announced that it would develop a 14.9-megawatt fuel cell power facility in Bridgeport, Conn. It would be North America's largest. The facility would enter service in late 2013 and its output would be part of a 15-year power purchase agreement with Connecticut Light & Power.

Consolidated Financial Highlights

Year ended Dec. 31,	2012	2011**	% Change
Financial Results (millions)			
Operating revenue	$ 13,093	$ 14,145	-7.4%
Operating expenses	11,937	11,251	6.1%
Amounts attributable to Dominion:			
Income from continuing operations, net of tax	324	1,433	-77.4%
Loss from discontinued operations, net of tax	(22)	(25)	-12.0%
Reported earnings	302	1,408	-78.6%
Operating earnings*	1,749	1,719	1.7%
Data per Common Share			
Reported earnings	$ 0.53	$ 2.45	-78.4%
Operating earnings*	$ 3.05	$ 2.99	2.0%
Dividends paid	$ 2.11	$ 1.97	7.1%
Market value (intraday high)	$ 55.62	$ 53.59	3.8%
Market value (intraday low)	$ 48.87	$ 42.06	16.2%
Market value (year-end)	$ 51.80	$ 53.08	-2.4%
Book value (year-end)	$ 18.34	$ 20.09	-8.7%
Market to book value (year-end)	2.82	2.64	6.8%
Financial Position (millions)			
Total assets	$ 46,838	$ 45,614	2.7%
Total debt	21,486	20,687	3.9%
Common shareholders' equity	10,568	11,446	-7.7%
Equity market capitalization	29,842	30,241	-1.3%
Cash Flows (millions)			
Net cash provided by operating activities	$ 4,137	$ 2,983	
Net cash used in investing activities	(3,840)	(3,321)	
Net cash provided by (used in) financing activities	(151)	378	
Other Statistics (shares in millions)			
Common shares outstanding–average, diluted	573.9	574.6	
Common shares outstanding–year-end	576.1	569.7	
Number of full-time employees	15,500	15,800	

* Based on Non-GAAP Financial Measures. See page 22 for GAAP Reconciliations.
** Recast to reflect Salem Harbor and State Line as discontinued operations.

Operating Earnings*
Dollars per Share



3.09
3.30
3.29
2.99
3.05
08
09
10
11
12

* Based on Non-GAAP Financial Measures. See page 22 for GAAP reconciliations. 2008–2011 recast to reflect Salem Harbor and State Line as discontinued operations.

Year-End Stock Price
Dollars per Share



35.84
38.92
42.72
53.08
51.80
08
09
10
11
12

2012 Operating Earnings Mix*



80%
Regulated
20%
Unregulated

* Does not include Corporate and Other.

DOMINION FINANCIAL CHARTS

Total Return Comparison

Percent / Through Dec. 31, 2012 — Source: Bloomberg



Dominion
Dow Jones Utility
DJIA
S&P 500
1.65
51.08
35.76
1.35
29.13
4.85
10.23
36.26
13.82
15.99
36.27
8.59
1 Year Total Return
3 Year Total Return
5 Year Total Return

Targeted Dividend Increase*

Dollars Per Share



1.75
1.83
1.97
2.11
2.25*
09
10
11
12
13

* All dividend declarations are subject to Board of Directors approval.

Regulated Infrastructure Investment

Dollars in Billions

Cumulative Planned Growth Capital Expenditures*



2.2
4.7
6.4
8.5
10.7
13
14
15
16
17

* All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.

Growth Plan Benefits Communities

Growth:	$24.6 billion*
Construction Jobs:	26,444
Local Property Tax Revenue:	$403 million

Figures are estimated growth capital expenditures, construction jobs, and local tax revenue from 2007–17.

* All planned capital expenditures are based on the capital expenditure plan reviewed and endorsed by Dominion's Board of Directors in late 2012, adjusted for the Cove Point project and other Energy-related projects. Dominion undertakes no obligation to update this information to reflect plan or project-specific developments, including regulatory developments, or other updates until the next annual update of the plan. Actual capital expenditures may be subject to the Board of Directors approval and/or regulatory approval and may vary from these estimates.

Cleaner Air in Virginia

Percent / Projected emissions reduction*



SO₂
NOx
Hg
–84% NOx
–91% Hg (Mercury)
–94% SO₂
0
–20
–40
–60
–80
–100
00
02
04
06
08
10
12
15
20

* 2012 Hg data estimate. Actual data available July 1.

Business Model Refinement

Operating Earnings Mix*



2006 Actual
2009 Target Mix
2012 Actual
2013+ Target Mix
54%
Unregulated
46%
Regulated
25–35%
Unregulated
65–75%
Regulated
20%
Unregulated
80%
Regulated
10–20%
Unregulated
80–90%
Regulated

* Does not include Corporate and Other. Data is prior to recast. See page 22 for GAAP Reconciliations.

However strong the headwinds, your company improved its safety performance, moved steadily ahead on a capital-intensive infrastructure growth program and weathered the storm.

At the same time, Dominion Virginia Power was selected by the DOE to begin award negotiations for initial engineering, design and permitting for an offshore wind turbine demonstration facility. Two Alstom 6-megawatt turbines would be placed on innovative foundations 24 miles off the Virginia coast. This marks a positive first step in the development of large-scale offshore wind energy in the U.S. We are proud to be among the nation's pioneers in the field.

A Necessary Energy Debate

At the beginning of this letter, I mentioned that full-fledged discussions and debates on energy issues were largely absent in the 2012 campaign. Voters heard soundbites as the candidates focused on other important matters.

In my 17 years in the industry, time and again I have witnessed how the media's and public's attention shifts to energy only during extreme service disruptions such as after Sandy or when energy bills go up. Consider this: Since President Barack Obama was first elected, electric bills have risen only slightly and utility gas bills have dropped by nearly a third. At the same time, consumers have experienced double-digit percentage increases in such essential services and products as college tuition and fees and prescription drugs, issues that were discussed frequently on the campaign trail.

Our industry, including our regulators and other watchdogs, needs to unite to lead the debate and get out in front before the next major disruption or rate spike occurs. If the goal is to maintain reliable electric service and stable rates, a national debate on energy is required.

Among other items, energy policies must encourage fuel diversity in electric generation. For too long the government, through policies and regulations, has picked winners and losers. Said another way, policymakers have chosen which fuel sources are best for the country, sometimes ignoring market signals and other economic factors. The current winners include renewables and natural gas, to the detriment of nuclear and coal.

In the mid-Atlantic, Northeast and Midwest alone, retirements of uneconomic or environmentally challenged coal units serving more than 5 million customers are expected to take place by 2016. And the nation's 104 nuclear reactors likely will be decommissioned within the next 25 to 30 years, with very few on the drawing board to be replaced. If the nation were to replace these generating sources under current rules with only gas and renewables, that is the type of strategy that will lead to energy insecurity and, for American families, less stable and potentially debilitating rates.

For the sake of grid reliability and price stability, an all-of-the-above approach must truly be all of the above. In other words, state-of-the-art nuclear reactors and cleaner coal-fired units must also be part of our energy future.

Energy is critical to all aspects of our economy and society. We would welcome a national policy discussion, starting with generation fuel diversity, with open arms.

Thank You

In 2012, we fell short of our earnings guidance, and our total shareholder return grew less than it did during the prior year.

However strong the headwinds — and storms — your company improved its safety performance, moved steadily ahead on a capital-intensive infrastructure growth program and weathered the storm. It is a testament to 15,500 talented and dedicated Dominion employees, and your faith in our company's policies and direction. Together, we can build for a brighter tomorrow.

Thank you for investing your hard-earned money in Dominion.

Sincerely,

Thomas F. Farrell II
Chairman, President
and Chief Executive Officer

DOMINION AT A GLANCE

Dominion's three principal operating segments are based in the energy-intensive mid-Atlantic, Northeast and Midwest regions of the U.S.

2012 Primary Operating Segment Earnings Percentages*



28%
Dominion Virginia Power
44%
Dominion Generation
28%
Dominion Energy

* Excludes Corporate and Other Segment.

Dominion Safety Incidence Rates



3.49
2.34
2.40
1.39
1.87
0.94
1.40
0.79
1.15
0.53
1.15
0.58
0.95
0.48
0.92
0.42
0.74
0.36
04
05
06
07
08
09
10
11
12
OSHA Recordable Rates
Lost Time/Restricted Duty Incidence Rates



Dominion Virginia Power

Operates regulated electric transmission and distribution franchises in Virginia and northeastern North Carolina, providing electric service to about 2.5 million customer accounts in the two-state area. Dominion Retail, serving approximately 2.1 million customer accounts in 15 retail-choice states, is part of this segment.

BUSINESS LINES

- Electric transmission
- Electric distribution
- Non-regulated retail energy marketing (electric, gas and energy-related products and services)

2012 HIGHLIGHTS

- Connected nearly 31,000 new franchise customer accounts.
- Energized a major transmission line, Hayes to Yorktown.
- Achieved a company record system average interruption duration index, excluding major storms, of less than 92 minutes, for a three-year rolling average of 105 minutes, down from 111 minutes — the seventh consecutive year of improvement.

2013 OUTLOOK

- Maintain a superior safety record.
- Continue rebuilding the Mount Storm to Doubs transmission line, scheduled for completion in 2015.
- Complete a program to replace 2,900 transformers, which, along with ongoing circuit reconditioning and other investments, is expected to improve reliability and system performance.

Dominion Energy

Operates one of the nation's largest natural gas storage systems; a network of 11,000 miles of natural gas transmission, gathering and storage pipelines; a natural gas distribution system serving 1.3 million customer accounts in West Virginia and Ohio; and a liquefied natural gas terminal in Maryland. It also includes the producer services function and interest in Blue Racer Midstream, LLC.

BUSINESS LINES

- Natural gas transmission and storage
- Natural gas distribution
- Producer services

2012 HIGHLIGHTS

- Completed four natural gas transmission, gathering and processing projects — Appalachian Gateway, Gathering Enhancement, Northeast Expansion and Ellisburg to Craigs.
- Moved forward on the development of the $550 million Natrium processing and fractionation facility in Marshall County, W.Va.
- Formed a joint venture with Caiman Energy II, LLC to focus on "wet" gas gathering, processing, fractionation and natural gas liquids transportation and marketing in the Utica Shale.

2013 OUTLOOK

- Maintain a superior safety record.
- Continue to invest in infrastructure in the Marcellus and Utica Shale regions to meet the needs of the producer community and the marketplace.
- Complete Sabinsville to Morrisville and the Tioga Area Expansion — Marcellus Shale infrastructure projects that are expected to add needed new capacity on Dominion Transmission's system.

Dominion Generation

Operates the company's fleet of regulated power stations serving its electric utility franchise, as well as a merchant power fleet supplying wholesale markets. Together they account for approximately 27,500 megawatts of generation.

BUSINESS LINES

- Utility power production
- Merchant power production

2012 HIGHLIGHTS

- Completed the 600-megawatt Virginia City Hybrid Energy Center, a generation facility that burns coal, waste coal and biomass, in Southwest Virginia.
- Announced the company's intention to sell Brayton Point in Massachusetts and Kincaid in Illinois, and our 50 percent ownership interest in Elwood, also in Illinois.
- Had a nuclear net capacity factor of 92.8 percent, up from 85.2 percent in 2011.

2013 OUTLOOK

- Maintain a superior safety record.
- Complete the conversions of three small coal units to biomass, and move forward on constructing a 1,329-megawatt, gas-fired combined-cycle station in Warren County, slated for operation in 2014.
- Obtain Virginia State Corporation Commission approval to build a 1,358-megawatt, gas-fired combined-cycle facility in Brunswick County, Va.

DOMINION'S OPERATING AND SERVICE AREAS

Dominion has continued to refine its business model, focusing on core regulated electric and gas businesses that provide more predictability to the earnings stream.

Six Years Later, Strategic Repositioning Continues

An announcement in 2006 began a transformation that continues today. On Nov. 1, 2006, we outlined our intent to sell most of our natural gas and oil exploration and production (E&P) assets. That marked the beginning of a strategic repositioning targeting a risk profile resembling that of our utility peers.

Since that autumn day, we have continued to refine our business model, focusing on core regulated electric and gas businesses that provide more predictability to our earnings stream and instill confidence in you, our investors.

Our goal is a Dominion whose operating earnings are governed by the certainty and stability provided by rate-making bodies and long-term contracts.

As such, we routinely analyze our assets and asset mix to determine whether individual assets meet certain financial criteria and properly fit our business model.

Much has changed since the fall of 2006. No longer do we have E&P. And our expected remaining baseload merchant generation portfolio will consist of those facilities that can perform well financially and run reliably at all times.

The Dominion of today aims to pay dividends for you tomorrow.

Dominion Virginia Power

This operating segment consists of 56,900 miles of distribution lines and 6,300 miles of transmission lines, and serves about 2.5 million customer accounts in Virginia and North Carolina and 2.1 million retail energy customer accounts in 15 states.

Dominion Energy

This operating segment has assets stretching from the Chesapeake Bay in Maryland, west to western Ohio, and north to Upstate New York. It has facilities in six states.

Dominion Generation

Dominion's diverse power generation fleet includes facilities powered by nuclear, coal, natural gas, oil, biomass, water and wind. It provides electricity for utility customers in Virginia and North Carolina and for merchant power markets.


As of Dec. 31
Regulated Electric Distribution (VA and NC)
Electric Transmission Lines (Bulk Delivery)
Electric Transmission Lines (Bulk Delivery) Under Construction


As of Dec. 31
Natural Gas Transmission Pipelines
DEO Wet Gas Gathering Pipelines
Blue Racer Midstream, LLC Pipelines
Natural Gas Transmission Pipelines (Partnership)
Natural Gas Underground Storage Pools
Regulated Natural Gas (OH) Distribution and Gathering
Regulated Natural Gas (WV) Distribution
Natrium (under construction)
Cove Point LNG Facility
Hastings
Utica Shale boundary
Marcellus Shale boundary


As of Dec. 31
Generation Stations in Operation
New Generation Stations Planned/Under Development
Coal
Hydro
Natural Gas
Nuclear
Oil/Gas
Biomass
Wind
Natural Gas
Wind
Fuel Cell

Reconciliation of Operating Earnings (non-GAAP) to Reported Earnings (GAAP)*

(Millions, Except Per Share Amounts)	2008	2009	2010	2011	2012
Operating Earnings (non-GAAP)**	$1,792	$1,956	$1,943	$1,719	$1,749
Items excluded from operating earnings (after-tax):					
Impairment of generation assets	—	—	—	(139)	(1,279)
Income (loss) from discontinued operations	235	11	(258)	(25)	(22)
Net benefit related to the sale of Appalachian E&P operations	—	—	1,383	—	—
Workforce reduction program	—	—	(202)	—	—
Reserve for rate settlement	—	(435)	—	—	—
Impairment of gas and oil properties	—	(281)	—	—	—
Other items	(193)	36	(58)	(147)	(146)
Total after-tax items	42	(669)	865	(311)	(1,447)
Reported Earnings (GAAP)	$1,834	$1,287	$2,808	$1,408	$302
Earnings per common share — diluted:					
Operating Earnings**	$ 3.09	$ 3.30	$ 3.29	$ 2.99	$ 3.05
Items excluded from operating earnings	0.07	(1.13)	1.47	(0.54)	(2.52)
Reported Earnings	$ 3.16	$ 2.17	$ 4.76	$ 2.45	$ 0.53

* Prior years' amounts have been recast to reflect the results of State Line and Salem Harbor as discontinued operations.
** Dominion uses operating earnings as the primary performance measurement of its earnings outlook and results for public communications with analysts and investors. Dominion management believes operating earnings provide a more meaningful representation of the company's fundamental earnings power.

Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP)

	2012	
	Data per Common Share	%
Total dividends paid per common share	$2.11	
Operating Earnings — Twelve months ended*	$3.05	
Dividend payout ratio — operating		69%
Reported Earnings — Twelve months ended	$0.53	
Dividend payout ratio — reported		398%

* See Reconciliation of Operating Earnings to Reported Earnings

GAAP Reconciliation of 2013 Operating Earnings Guidance
In providing its full-year 2013 operating earnings guidance the company notes that there could be differences between expected reported (GAAP) earnings and estimated operating earnings for matters such as, but not limited to, divestitures or changes in accounting principles. At this time, Dominion management is currently not able to estimate the aggregate impact, if any, of these items on reported earnings. Accordingly, Dominion is not able to provide a corresponding GAAP equivalent for its operating earnings guidance.

Directors*

William P. Barr
Former Attorney General
of the United States and
Retired Executive Vice President
and General Counsel,
Verizon Communications, Inc.

Peter W. Brown, M.D.
Physician,
Virginia Surgical Associates, P.C.

Helen E. Dragas
President and Chief Executive Officer,
The Dragas Companies
(real estate development firm)

Thomas F. Farrell II
Chairman, President and
Chief Executive Officer,
Dominion Resources, Inc.

John W. Harris
President and Chief Executive Officer,
Lincoln Harris LLC
(real estate consulting firm)

Robert S. Jepson, Jr.
Chairman and Chief Executive Officer,
Jepson Associates, Inc.
(private investments)

Mark J. Kington
Managing Director,
Kington Management, LLC
(private investments)

Pamela J. Royal, M.D.
Dermatologist,
Royal Dermatology and
Aesthetic Skin Care, Inc.

Robert H. Spilman, Jr.
President and Chief Executive Officer,
Bassett Furniture Industries, Incorporated

Michael E. Szymanczyk
Retired Chairman and Chief Executive Officer,
Altria Group, Inc.

David A. Wollard
Founding Chairman of the Board,
Emeritus, Exempla Healthcare

* As of March 1, 2013

Executive Leadership

Thomas F. Farrell II*
Chairman, President and
Chief Executive Officer

Mark F. McGettrick*
Executive Vice President and
Chief Financial Officer

Paul D. Koonce*
Executive Vice President and
Chief Executive Officer —
Energy Infrastructure Group

Chief Executive Officer,
Dominion Virginia Power

David A. Christian*
Executive Vice President and
Chief Executive Officer —
Dominion Generation Group

Chief Executive Officer,
Dominion Generation

Gary L. Sypolt*
Executive Vice President

Chief Executive Officer,
Dominion Energy

Robert M. Blue*
Senior Vice President,
Law, Public Policy
and Environment

Mary C. Doswell
Senior Vice President,
Alternative Energy Solutions

Thomas P. Wohlfarth
Senior Vice President,
Regulatory Affairs

Steven A. Rogers
Senior Vice President and
Chief Information Officer

Carter M. Reid
Senior Vice President,
Administrative Services and
Corporate Secretary

* Executive Officers pursuant to Securities and Exchange Commission rules, as of March 1, 2013.

Other Senior Leaders

David A. Heacock*
President and
Chief Nuclear Officer,
Dominion Nuclear

G. Scott Hetzer
Senior Vice President,
Tax and Treasurer

Charles E. Roberts
Senior Vice President,
Producer Services

Daniel G. Stoddard
Senior Vice President,
Nuclear Operations,
Dominion Nuclear

Ashwini Sawhney*
Vice President,
Accounting and Controller

Anne E. Bomar
Senior Vice President and
General Manager,
Dominion East Ohio

Diane Leopold
Senior Vice President,
Dominion Transmission

J. David Rives
Senior Vice President,
Fossil and Hydro,
Dominion Generation

Paul E. Ruppert
Senior Vice President,
Business Development and
Generation Construction,
Dominion Generation

Fred G. Wood, III
Senior Vice President,
Financial Management,
Dominion Generation

Shareholder Information

Dominion Resources Services, Inc. is the transfer agent and registrar for Dominion's common stock. Our Shareholder Services staff provides personal assistance for any inquiries Monday through Friday from 9 a.m. to noon and from 1 p.m. to 4 p.m. (ET). In addition, automated information is available 24 hours a day through our voice-response system.

1 (800) 552-4034 (toll-free) **1 (804) 775-2500**

Major press releases and other company information may be obtained by visiting our website at www.dom.com. Registered shareholders also may obtain account-specific information by visiting this site. To sign up for this service, visit www.dom.com, click "Investors" and then "Access Your Account Online." Once you have accessed the sign-in page, click "First Time Visitor" in the upper left corner of the screen and follow the directions for "New Member Sign Up." After you have signed up, you will be able to monitor your account, make changes and review your Dominion Activity Statements at your convenience.

Direct Stock Purchase Plan

You may buy Dominion common stock through Dominion Direct®. Please contact Shareholder Services for a prospectus and enrollment form or visit www.dom.com and click "Investors," and then select "Dominion Direct."

Common Stock Listing

New York Stock Exchange Trading symbol: D

Common Stock Price Range

	2012		2011	
	High	Low	High	Low
First Quarter	$ 53.68	$ 48.87	$ 46.56	$ 42.06
Second Quarter	54.69	49.87	48.55	43.27
Third Quarter	55.62	52.15	51.44	44.50
Fourth Quarter	53.89	48.94	53.59	48.21
Year	$ 55.62	$ 48.87	$ 53.59	$ 42.06

Dividends on Dominion common stock are paid as declared by the board. Dominion paid 52.75 cents per share in each quarter of 2012. Dividends are typically paid on the 20th of March, June, September and December. Dividends may be paid by check or electronic deposit, or they may be reinvested.

Annual Meeting

This year's Annual Meeting of Shareholders of Dominion Resources, Inc., will be held Friday, May 3, 2013, at 9:30 a.m. (ET) at the Virginia Museum of Fine Arts, 200 N. Boulevard, Richmond, Virginia 23220.

Performance Graph

The table and graph below show the five-year cumulative total returns based on an initial investment of $100.00 in Dominion common stock with all dividends reinvested compared with the S&P 500 Index and the S&P 500 Utilities Index.

Indexed Returns

	Value of Investment at December 31					
	2007	2008	2009	2010	2011	2012
Dominion	100.00	78.46	89.85	103.19	133.56	135.75
S&P 500	100.00	63.00	79.67	91.68	93.61	108.59
S&P 500 Utilities	100.00	71.02	79.48	83.82	100.51	101.80

Comparison of Cumulative Five Year Total Return

Dollars



Dominion
S&P 500
S&P 500 Utilities
200
150
100
50
07
08
09
10
11
12
$135.75
$108.59
$101.80

Source: Standard & Poor's

Photo Captions

Page 1: Top: Our 15,500 employees work around the clock to keep the lights on and the gas flowing. During their free time, they volunteer in their communities – lending a helping hand at soup kitchens, cleaning up litter and building homes for those in need.

Page 6: The Morrison Compressor station in West Virginia is part of the $575 million Appalachian Gateway project that entered service in 2012. It helps address a critical infrastructure need in a leading gas-producing region.

Page 7: From top to bottom: (1) The Mount Storm to Doubs transmission line is vital to the electric grid serving our nation's capital. (2) The $550 million Natrium processing and fractionation plant can transport natural gas and natural gas liquids by barge, truck, rail or pipe. (3) Warren County, a $1.1 billion gas-fired power station under construction in the northwestern part of Virginia, is expected to produce enough electricity to power more than 330,000 typical homes. (4) Dominion Virginia Power has filed with Virginia regulators for permission to construct another gas-fired facility, Brunswick County, expected to cost $1.3 billion.

Page 11: Minorities represent about 17 percent of our workforce; women, more than 21 percent. Dominion intends to recruit and retain individuals who are committed to safety, excellence and public service and fill available slots with talented people who are representative of the communities where we do business.

Pages 12–13: More than 14 million Americans lost power as a result of the late June summer storms and Superstorm Sandy. Dominion Virginia Power relied on our own crews as well as crews from contract companies and other utilities to get the lights back on, just as other utilities ask for Dominion Virginia Power's – even Dominion East Ohio's – aid. Storms can tear things apart, but they can also bring utilities together.

Page 14: Dominion employees volunteered 130,000 hours of their time to support worthy causes in the communities we serve. Whether helping elementary school children plant trees as part of Dominion's award-winning Project Plant It! program, or packing lunches for children in need, or fly-fishing with one of our nation's wounded heroes, Dominion employees have a knack for giving back.

Pages 18–19: Background: A Dominion Virginia Power lineman works to repair electrical equipment damaged in Ashland, Va., after a spate of summer storms disrupted service to more than 1 million Virginia Power customers. The set of storms, which packed hurricane-force winds, knocked out power to more Virginians than any previous non-hurricane weather event. Dominion Virginia Power's efforts to replace transformers and recondition circuits are expected to improve reliability and system performance for our 2.5 million electric utility customer accounts in Virginia and North Carolina.

Credits

Design

Ideas On Purpose,
New York, New York
www.ideasonpurpose.com

Printing

The Hennegan Company,
Florence, Kentucky

Photography:

Ted Kawalerski, front cover and inside front cover; page 1 (top left; top right); page 2 (top right and bottom); page 3 (bottom), page 6; page 7 (center); page 11 (top and lower right). Cameron Davidson, page 1 (top center and background), page 2 (top center and top right); page 4 (top), page 5 (top and bottom); page 7 (top and bottom middle); pages 8–9 (background); page 12 (top center, right; and lower left). Chuck Clisso, page 3 (top). Artist rendering, page 7 (lower right). Russell Ferrell (employee), page 4 (bottom). Mark Mitchell, page 9 (CEO portrait). Doug Buerlein, page 11 (lower left); page 14 (upper left). Stephen Lackey (employee), page 12 (top left). L.B. Turner (employee), page 12 (bottom center). Joe Mahoney, page 14 (top right). David Allen (employee), page 14 (bottom). Chip Mitchell, pages 18–19.

FSC www.fsc.org MIX Paper from responsible sources FSC® C015782

This publication is printed on FSC®-certified paper that includes a minimum of 10% post-consumer fiber. (The FSC trademark identifies products that contain fiber from well-managed forests certified by SmartWood program of the Rainforest Alliance™.)

Dominion

www.dom.com

Shareholder Inquiries

Shareholder.Services@dom.com
Dominion Resources Services, Inc.
Shareholder Services
P.O. Box 26532
Richmond, Virginia
23261–6532

Corporate Street Address

Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Mailing Address

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia
23261–6532

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Richmond, Virginia

Additional Information

Copies of Dominion's Summary Annual Report, Proxy Statement and reports on Form 10-K, Form 10-Q and Form 8-K are available without charge. These items may be viewed by visiting www.dom.com, or requests for these items can be made by writing to:

Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia
23261–6532